Filed by Acamar Partners Acquisition Corp. pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: CarLotz Inc.

Commission File No.: 001-38818

This filing relates to a proposed business combination involving Acamar Partners Acquisition Corp. and CarLotz, Inc.

The following is a transcript of a video that was presented during the CarLotz and Acamar partners Virtual Analyst Meeting on November 17.

Michael Bor:

Our mission at CarLotz is to create the world's greatest vehicle buying and selling experience.

At CarLotz, we take vehicles from our customers, our consigners, either consumer consigners or corporations that have vehicles, and we sell those vehicles for our clients to retail buyers through our omni-channel, used vehicle buying platform. When we started the company, we knew the vehicle buying and selling experiences were broken. The two options that people had is they could trade in their vehicle at a dealership, sell it to a car buying service, or they could list it on the side of the road, put a sign in the window, deal with buyers on Craigslist etc. We decided to create a business where we could take those vehicles, we could professionally merchandise them and market them and sell them to buyers and thereby getting thousands more for the seller for their vehicle and creating a great experience for a buyer to be able to browse, price, shop, apply for financing and warranty products on their vehicle, and ultimately take full delivery from the comfort of their home, on their desktop or mobile device.

John Foley:

Dealers traditionally go to an auction, pay for a vehicle, then pay for the vehicle to be shipped in, reconditioned and so on. Our consignment model is bringing these vehicles to market without all of that additional expense and that benefits the seller, but it also benefits the buyer.

Michael Bor:

The consignment model is one that nobody else uses. Our corporate accounts and consumers, they let us know about their vehicle and then we evaluate the vehicle. We determine what kind of reconditioning the vehicle needs. We come up with a price that is conservative as compared to full retail, but still gives them a lot more money than they otherwise would get through the wholesale channel.

Dan Valerian:

Our proprietary tech powers every step of the operation. We've built the world's only retail remarketing asset management solution. We're pioneers in the industry. From the seller's side, they will assign vehicles to us through the portal, through our API or through whatever technology that they want to use, and then once we get those vehicles, we're quickly inspecting them, we are using our proprietary reconditioning apps, our proprietary condition reporting apps, providing them an exact representation of what's going on with the vehicle. Due to the deep integration that we have with our corporate vehicle sourcing partners, this allows us to use the AI and ML tech that we've built and all the data that we've gathered throughout every step of the operation and provide it to them system to system, in real time in really any format that they like. For buyers, we provide an end-to-end omni-channel experience and really this is about combining the use of our hubs and all of the tech that we've built, the mobile tech, the website, and combine it all together to allow them to step on and off the journey seamlessly at any point, right from the convenience of your own couch.

John Foley:

One of the biggest things that differentiates CarLotz from other dealerships. Some are 100% committed to E-commerce and others are 100% committed to an in dealership experience. And CarLotz is bringing both. We have a hybrid model that allows our buyers and our sellers to transact the way they want when they want.

Brent Garrett:

The benefit of our asset lite business model is that for our corporate accounts, we're able to source that inventory from them and not have to invest in the upfront inventory acquisition costs that a normal traditional dealer would have. We work with a variety of different types of corporate clients. The reason why there's such a great opportunity here with CarLotz, is that we're the only company that offers a retail remarketing solution. For us to be able to take consigners vehicles from consignment to retail is unheard as no one else does this. And so the fact that we're able to grow with this hub expansion, it's very disruptive.

John Foley:

This industry has long been known for poor customer service and that helps to make it ripe for disruption. We're very proud of our net promoter score, which leads the industry. In fact, many of our buyers become buyers again and become sellers in the future.

Liz Sanders:

No matter what team that you're looking at, you're going to find a very consistent culture inside of CarLotz. You're going to find individuals who are driven by providing a great customer or guest experience. We want our team to be empathetic to our guests’ needs. We also want our team to be curious, to learn about the guest that’s in front of them and to understand what it is that they need to better serve them. Every person that’s on our team really helps us get closer to our mission of providing the world’s best automotive retail experience.

Michael Bor:

There are 42 million used cars sold every year. It’s a massive industry, nearly a 1 trillion dollar TAM (total addressable market).

John Foley:

In addition to being massively fragmented, this industry is ripe for E-commerce penetration. Currently less than 1% of all business done in this market is E-commerce. At CarLotz, we've made giant steps to make an impact. We still see lots of green space in front of us, to continue to improve the E-commerce capabilities that we have and bring to both our buyers and our sellers.

Reporter One:

CarLotz, the industry’s only consignment to retail sales business model for used cars is going public.

Reporter Two:

CarLotz is going public with SPAC company Acamar Partners, making it the third US online car seller to go public this year.

Reporter Three:

Congratulations, you’re heading to go public, that’s a big deal.

Michael Bor:

What's really exciting about our future is that through this transaction we'll be able to grow our hub footprint nationwide.

John Foley:

We have a very disciplined and conservative plan to grow eight times over the next five years.

Michael Bor:

And what that does is it enables us to provide the same services we're providing now to a much greater universe of potential sellers. Also, by expanding our hub footprint, we'll get much more inventory into this system and create many more opportunities for buyers who are looking for vehicles to find the exact right vehicle they want at the right price, from a platform that they can trust.

Important Additional Information and Where to Find It

This communication is being made in respect of the proposed merger transaction involving Acamar Partners and CarLotz. Acamar Partners has filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), which includes a preliminary proxy statement of Acamar Partners, a preliminary prospectus of Acamar Partners and a preliminary consent solicitation statement of CarLotz, and will file other documents with the SEC regarding the proposed transaction. A definitive proxy statement/prospectus/consent solicitation statement will also be sent to the stockholders of Acamar Partners and CarLotz, seeking any required stockholder approval. Before making any voting or investment decision, investors and security holders of Acamar Partners and CarLotz are urged to carefully read the entire registration statement and proxy statement/prospectus/consent solicitation statement, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by Acamar Partners with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by Acamar Partners may be obtained free of charge from Acamar Partners at www.acamarpartners.com. Alternatively, these documents, when available, can be obtained free of charge from Acamar Partners upon written request to Acamar Partners Acquisition Corp., 1450 Brickell Avenue, Suite 2130, Miami, Florida 33131, or by calling 786-264-6680.

Participants in the Solicitation

Acamar Partners, CarLotz and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Acamar Partner in connection with the proposed merger. Information regarding Acamar Partners’ directors and executive officers is contained in Acamar Partners’ Annual Report on Form 10-K for the year ended December 31, 2019, which has been filed with the SEC and is available at the SEC website at www.sec.gov.

Additional information regarding the interests of these participants and other persons who may be deemed to be participants in the solicitation may be obtained by reading the registration statement and the proxy statement/prospectus/consent solicitation statement and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Generally, forward-looking statements include statements that are not historical facts, such as statements concerning possible or assumed future actions, business strategies, events or results of operations, including statements regarding Acamar Partners’ and CarLotz’ expectations or predictions of future financial or business performance or conditions. Forward-looking statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates” or “intends” or similar expressions.

Forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in Acamar Partners’ registration statement on Form S-4 under “Risk Factors,” Acamar Partners’ Form 10-K for the year ended December 31, 2019 under “Risk Factors” in Part I, Item 1A and in Acamar Partners’ Form 10-Q for the quarterly period ended March 31, 2020 and Form 10-Q for the quarterly period ended June 30, 2020 under “Risk Factors” in Part II, Item 1A. These risk factors will be important to consider in determining future results and should be reviewed in their entirety.

In addition to risks previously disclosed in Acamar Partners’ reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to meet the closing conditions to the merger, including approval by stockholders of Acamar Partners and CarLotz on the expected terms and schedule and the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; failure to realize the benefits expected from the proposed transaction; the effects of pending and future legislation; risks related to management’s focus on the proposed transaction rather than on the ongoing business operations of CarLotz; business disruption following the transaction; risks related to Acamar Partners’ or CarLotz’ indebtedness; other consequences associated with mergers, acquisitions and legislative and regulatory actions and reforms; risks of the automotive and used vehicle industries; the potential impact of COVID-19 on the used vehicle industry and on the CarLotz business; litigation, complaints, product liability claims or adverse publicity; the impact of changes in consumer spending patterns, consumer preferences, local, regional and national economic conditions, crime, weather, demographic trends and employee availability; new entrants in the consignment-to-retail used vehicle business; technological disruptions, privacy or data breaches, the loss of data or cyberattacks; and the ability to compete successfully with new and existing market participants.

Any financial projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Acamar Partners’ and CarLotz’ control. While all projections are necessarily speculative, Acamar Partners and CarLotz believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this communication should not be regarded as an indication that Acamar Partners and CarLotz, or their representatives, considered or consider the projections to be a reliable prediction of future events.

Forward-looking statements speak only as of the date they are made, and Acamar Partners and CarLotz are under no obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports that Acamar Partners has filed or will file from time to time with the SEC. Forward-looking statements are expressed in good faith, and Acamar Partners and CarLotz believe there is a reasonable basis for then. However, there can be no assurance that the events, results or trends identified in these forward-looking statements will occur or be achieved.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in Acamar Partners and is not intended to form the basis of an investment decision in Acamar Partners. All subsequent written and oral forward-looking statements concerning Acamar Partners and CarLotz, the proposed transaction or other matters and attributable to Acamar Partners and CarLotz or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.